24000886

SEC Mail Processing
FEB 2 9 2024
Washington, DC

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: Nov. 30, 2026 |
| Estimated average burden hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-52064 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cascadia Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1000 2nd Avenue, Suite 1200
(No. and Street)

| Seattle | WA | 98104 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Lisa Rhee | 206-436-2562 | lrhee@cascadiacapital.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hellam Varon & Co Inc PS
(Name – if individual, state last, first, and middle name)

| 1750 - 112th Ave NE, Suite E200 | Bellevue | WA | 98004 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 09/01/2009 | 3798 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

## OATH OR AFFIRMATION

I, Lisa Rhee, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cascadia Capital LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

IRMA N MOLIERI 24927 NOTARY PUBLIC COMMISSION EXPIRES 04-19-27 STATE OF WASHINGTON

Signature: [signature]

Title: VP Finance

[signature]

Notary Public

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

***REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM***

To the Member of
Cascadia Capital, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Cascadia Capital, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cascadia Capital, LLC as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Cascadia Capital, LLC's management. Our responsibility is to express an opinion on Cascadia Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cascadia Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Hellam, Varon & Co Inc PS

We have served as Cascadia Capital, LLC's auditor since 2020.

Bellevue, Washington
February 26, 2024

# CASCADIA CAPITAL, LLC
## (A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)
## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2023

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $19,296,497 |
| Receivables, net | 601,643 |
| Prepaid and other current assets | 1,244,226 |
| Operating lease right-of-use assets | 1,055,580 |
| Investments | 41,782 |
| Total assets | $22,239,728 |
| **LIABILITIES** | |
| Accounts payable | $580,111 |
| Lease liabilities | 1,135,129 |
| Accrued liabilities | 7,111,354 |
| Total liabilities | 8,826,594 |
| *See Note 9 - Commitments and Contingencies* | |
| **MEMBER'S EQUITY** | 13,413,134 |
| Total liabilities and member's equity | $22,239,728 |

The accompanying notes are an integral part of these financial statements.

**CASCADIA CAPITAL, LLC**
**(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)**

**NOTES TO FINANCIAL STATEMENTS**

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

Cascadia Capital, LLC, (the Company) is a wholly owned subsidiary of Cascadia Capital Holdings, LLC (the Parent). The Company was formed on December 1, 2000 and currently has the principal purpose of acting as a broker-dealer and investment banking advisor focusing primarily on companies in the following sectors: business services, consumer, retail & e-commerce, energy transition and climate tech, food, beverage and agribusiness, healthcare, industrials and software. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

### Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

### Revenue Recognition

The Company's revenues consist primarily of success fees, engagement fees and occasionally fees earned for other professional services. Reimbursements received from clients for "out-of-pocket" expenses are included as revenues and reimbursable expenses are included as direct costs of services.

The Company recognizes revenue from contracts with customers upon satisfaction of performance obligations by transferring the promised services to the customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. A service is transferred to a customer when the customer obtains control of and derives benefit from that service. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

For investment banking fees, the Company makes a determination of whether the Company's fulfillment of its obligations would be deemed to occur over time, or at a specific point in time.

**NOTE 1 – continued:**

Success fees are specified in agreements and are typically a percentage of the transaction amount but may also be a set agreed-upon fee. Such fees are typically recognized at the close of a transaction but may be recognized at an earlier point if it is determined that the performance obligation has been satisfied and it is probable that a reversal of revenue will not occur.

Engagement fees are standard for new clients and may be set up as a monthly fee over a specified period of time or a single payment upfront. Engagement fees are typically recognized over time as services are provided, using an appropriate measure of progress consistent with when the client receives benefits.

See Note 3 - RECEIVABLES AND CONTRACT BALANCES for additional information.

**Leases**

For leases with a term greater than one year, the Company recognizes a right-of-use asset and a lease liability initially measured at the present value of the future lease payments utilizing the discount rate implicit in the lease or if not readily determinable, the Company's incremental borrowing rate. The Company recognizes a single lease expense, allocated over the lease term on a straight-line basis and classifies operating lease cash payments within operating activities and finance lease cash payments within financing activities in the statement of cash flows.

All of the Company's existing lease arrangements are classified as operating leases. The Company elected to account for short-term leases by recognizing lease payments in profit or loss on a straight-line basis.

See Note 9 – COMMITMENTS, CONTINGENCIES OR LOANS for additional lease information.

**Income Taxes**

The Company is classified as a disregarded entity for federal income tax purposes. Therefore, income taxes are the obligation of the member and are not included in the accompanying financial statements.

**Accounts Receivable**

The majority of the Company's accounts receivable are due from companies in a variety of industries. The Company's policy is to collect success fees at the time of the transaction's closing which represents the majority of the firm's revenue. As a result, credit is typically only extended in the case of engagement fees that are billed over an agreed upon period of time. Credit is extended on evaluation of a client's financial condition and, generally, collateral is not required. Accounts receivable are due based on the terms of the signed agreement and are stated at amounts due from clients, net of an allowance for credit losses, if considered necessary by management. As of December 31, 2023, an allowance of $101,536 was recorded against receivables. Accounts outstanding

**NOTE 1 – continued:**

longer than the contractual payment terms are considered past due. The Company determines its allowance based on past events, current conditions, and reasonable supportable forecasts. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to bad debt expense. At its discretion, the Company may assess finance charges on its past due receivables.

**Concentration of Credit Risk**

Accounts maintained at the Company's banks are insured by the Federal Deposit Insurance Corporation (FDIC). The Company routinely maintains bank balances in excess of the FDIC insurance limit.

The Company's customers are located throughout the United States but from time to time may include non-US entities. The Company's transactions are generally denominated in US dollars, however, on occasion it may enter into an agreement with fees denominated in another currency. The financial statement impact of foreign currency transactions gains and losses, if any, is not significant.

**Use of Estimates**

In preparing the Company's financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Investments**

The Company's investments are recorded at fair value in accordance with Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement and Disclosures, which defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the investments, not on assumptions specific to the entity.

See NOTE 5 - INVESTMENTS for further discussion relating to ASC Topic 820 and the Company's investments.

**NOTE 2 – CASH AND CASH EQUIVALENTS**

The Company considers amounts due from banks and all highly liquid investments with original maturity of three months or less to be cash equivalents.

## NOTE 3 – RECEIVABLES AND CONTRACT BALANCES

The Company had the following activity related to contract assets and liabilities during the year.

| | Contract Balances | | |
|---|---|---|---|
| | Unbilled Receivables | Receivables | Deferred Revenue |
| January 1, 2023 | $750,000 | $482,194 | $178,334 |
| December 31, 2023 | - | 601,643 | 207,249 |
| Increase / (Decrease) | ($750,000) | $119,449 | $ 28,915 |

On a limited number of engagements, there may be variable constrained consideration due in future periods. Typically, the timeframe is one to three years but depends on the criteria and agreement between the parties involved.

Activity in the allowance for credit losses for the year ended December 31, 2023 was as follows:

| | |
|---|---|
| Beginning Balance | $ 66,307 |
| Plus: Bad debt expense | 160,364 |
| Less: Charge offs | (125,135) |
| Ending Balance | $101,536 |

## NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent and records such expenses monthly or as applicable. Interest earned on the operating bank accounts of both the Parent and the Company are deposited to the Parent's account. During 2023, the amounts charged to the Company from the Parent totaled $486,807 with interest and other recoveries of $704,799 for net charges to the Parent of $217,992. As of December 31, 2023, the balance due to the Company from the Parent was $128,368.

The Company through its Parent, as sponsor, has a 401(k) plan that covers eligible employees. Pursuant to the Plan, the Company may make matching contributions at its discretion. For 2023, no matching contributions to the Plan were made by the Company. The Company recorded $3,000 of administrative expense regarding this Plan during 2023.

The Parent is named in the office lease in which the Company resides in Seattle, Washington. All expenses relating to this lease are recorded by the Company. During 2023, the Company paid lease payments totaling $456,351.

**NOTE 4 – continued:**

The Company has a consulting agreement with Atlas Merchant Capital LLC to provide the services of one of its employees for the period beginning December 1, 2023 through April 14, 2024. Atlas Merchant Capital is affiliated with an investment fund which in 2022, provided a strategic equity investment in Cascadia Parent, LLC, an entity affiliated with the Company. For these services the Company will compensate Atlas Merchant Capital $200,000. As of December 31, 2023, $40,000 for services is included in expense and accounts payable.

See Note 9 – COMMITMENTS, CONTINGENCIES OR LOANS for additional lease information.

**NOTE 5 – INVESTMENTS**

The Company's investments are recorded at fair value in accordance with ASC Topic 820, which establishes a hierarchy for inputs used in measuring fair value, and which maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing investments, developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the assumptions market participants would use in pricing the investments developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels as follows:

- Level I- Valuations based on quoted prices in active markets for identical investments that the Company has the ability to access.
- Level II- Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.
- Level III- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

As of December 31, 2023, the Company's investments in the amount of $41,782 represent common stock issued by two companies categorized as Level III in the hierarchy.

The changes in investments classified as Level III are as follows for the year ended December 31, 2023:

| | |
|---|---|
| Balance beginning of year | $47,381 |
| Unrealized loss | (5,599) |
| Total investments | $41,782 |
| Changes in unrealized gains (losses) included in operations related to investments still held at December 31 | ($5,599) |

## NOTE 6 – EQUITY-BASED COMPENSATION

During the year ended December 31, 2023, equity awards were granted to select employees of the Company under the 2022 Equity Incentive Plan. Awards under this plan were accounted for at fair value using the Black-Scholes valuation model and consisted of profit units and capital units of the Parent. Profit unit awards represent profit interest ownership tied solely to the accretion, if any, in the value of the Parent following the award commencement date of such membership interests. Capital unit awards are based on the value of the Parent at the award commencement date. Certain assumptions and estimates are used in applying the valuation model, including the estimated value of the Parent company's equity, expected volatility, and estimated forfeiture rates.

The value of the Parent company's equity under the 2022 Equity Incentive Plan is at the discretion of the Board of Directors. Expected volatility is based on an average volatility for a group of similar companies. A blended forfeiture rate of approximately 9% was assumed for all unvested awards.

The Company recognizes compensation expense for equity awards based on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the statement of earnings over the requisite service period with an increase in members' equity. The vesting for profit unit and capital unit awards generally occurs ratably over the vesting period which is determined by the plan administrator at the time of the awards and is typically from three to five years.

Equity awards under this plan are subject to the provisions of the Parent's LLC agreement. This agreement stipulates that all redemptions or withdrawals of capital by any member shall be at the discretion of the Parent as defined in the LLC agreement.

For awards granted in 2023 under the 2022 Equity Award Plan the assumptions used for the Black-Scholes valuation model were: expected volatility 35%; risk-free interest rates of 3.76% - 5.03% depending on time of issuance; expected dividend rate 0% and expected term 5 years.

Unit-based compensation expense was $8,421,439 for 2023.

At December 31, 2023, unrecognized compensation expense related to non-vested equity awards totaled $5,048,742 and is expected to be recognized over a weighted-average period of 3 years.

A summary of non-vested profit and capital units for the year ended December 31, 2023 is as follows:

| | |
|---|---|
| Non-vested, December 31, 2022 | 3,782,156 |
| Granted | 591,722 |
| Vested | (1,793,336) |
| Forfeited | (49,187) |
| Non-vested, December 31, 2023 | 2,531,355 |

## NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company uses the Alternative Method of computing net capital and therefore has a minimum net capital requirement of the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve

Requirements for Brokers and Dealers (Exhibit A to Rule 15c3-3, § 240.15c3-3a). At December 31, 2023, the Company's net capital was $10,408,104 which was $10,158,104 in excess of its required net capital of $250,000.

## NOTE 8 - CUSTOMER RESERVE REQUIREMENTS AND POSSESSION AND CONTROL REQUIREMENTS

The Company did not claim an exemption under paragraph (k) of 17 C.F.R. §15c3-3. Instead, the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers (CAB) as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB.

## NOTE 9 – COMMITMENTS, CONTINGENCIES OR LOANS

**Operating lease commitments**

The Company's lease obligations consist of agreements for office space in several locations around the United States and are outlined below.

In October 2015, the Company entered into a lease agreement for space in Minneapolis, Minnesota for a term of 41 months, beginning on January 28, 2016 and expiring on June 30, 2019. In December 2018, an amendment was executed for this lease extending it for an additional 39 months, beginning on July 1, 2019 through September 30, 2022. The Company had been occupying the space on a month-to-month basis until new terms or new space was determined. In December 2023, an extension of an additional 12 months was executed, with the term to end on November 30, 2024. No deposit was made related to this lease. In 2023, $26,453 was added to the right-of-use assets and lease liabilities balances in relation to this lease extension.

In November, 2020, the Company entered into a sub-lease agreement for space in Marina Del Ray, California for a term of 33 months, beginning on December 4, 2020 and expiring on August 31, 2023. A refundable deposit in the amount of $15,089 was made by the Company upon execution and has been refunded as of the expiration of the lease.

In May 2023, the Company entered into a lease agreement for space in a different suite in the same Marina Del Ray, California location to be available following tenant improvements by the landlord. The term for this lease is 39 months, beginning November 1, 2023 through January 31, 2027. A

**NOTE 9 – continued:**

refundable deposit in the amount of $23,580 was made by the Company upon execution of the lease and is reflected on the balance sheet. In 2023, $702,578 was added to the right-of-use assets and lease liabilities balances in relation to this lease.

In September, 2022, the Company entered into a lease agreement for space in Austin, Texas for a term of 50 months, beginning on October 1, 2022 and expiring on November 30, 2026. A refundable deposit in the amount of $19,068 was made by the Company upon execution of the lease and is reflected on the balance sheet.

At December 31, 2023 the undiscounted aggregate minimum future payments (excluding common area maintenance) under the non-cancellable operating leases for facilities are as follows:

| Year ending December 31, | Base rent |
|---|---|
| 2024 | $405,746 |
| 2025 | 417,465 |
| 2026 | 418,048 |
| 2027 | 23,580 |
| Total | 1,264,839 |
| Less imputed interest | 129,710 |
| Operating lease liability | $1,135,129 |

The table above does not include future minimum payments for the Seattle facilities.

The weighted average discount rate is 7.2% at December 31, 2023.

As of December 31, 2023, the weighted average remaining lease term is 3 years.

Cash payments in 2023 for the above leases amounted to $385,651.

Lease expense for the above commitments, the lease described in Note 4 – RELATED PARTY TRANSACTIONS above and short-term facility leases totaled $933,583 for the year ended December 31, 2023.

**Contingencies**

Management is not aware of any other commitments, contingencies or guarantees that might result in a loss or future obligation.

**NOTE 10 – SUBSEQUENT EVENTS**

On February 1, 2024, Cascadia Capital, LLC completed the acquisition of Threadstone Capital, a leading advisor in high-growth consumer, retail, and beauty brands. This transaction aligns with Cascadia's strategic objectives to grow its consumer & retail practice and presence in financial markets in addition to establishing a location on the East Coast. The Company is in the process of integrating Threadstone into its operations and expects the acquisition to have a significant positive impact on the Company's financial position and future cash flows.

Management has evaluated subsequent events through February 26, 2024 the date which the financial statements were available to be issued. No additional events requiring disclosure have occurred.